Exhibit 99.1

Media Contacts:
Tally Netzer, Director of Corporate Communications, Optibase Ltd.
011-972-9-9709-125
tallyn@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-959-7794
jennifer@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

Optibase Demonstrates Advanced IPTV Solutions At TelcoTV 2007

Bringing Full IPTV Solutions with H.264 and HD compression standards to the US Telco market

TELCOTV 2007, ATLANTA and HERZLIYA, Israel - October 22, 2007 – Optibase Ltd. (NASDAQ:OBAS), a leading provider of advanced digital video solutions, announced today that it will demonstrate end-to-end IPTV solutions and carrier-grade streaming platforms for Telco service providers. Optibase will feature exciting new products that give IP service providers the competitive edge at Telco TV 2007, taking place October 23-25, 2007 in Atlanta, Georgia, USA, stand #415.

Optibase has pre-integrated an end-to-end IPTV headend solution thus drastically reducing the initial testing phase. By working with IPTV market leaders we have been able to create a best-of-breed solution with advanced VOD and other personalized services. Using the latest H.264 standard definition and high definition compression standards, Optibase provides broadcast quality video, at low bit rates, which enables delivery to any client. The carrier grade platform architecture has built-in redundancy thus ensuring reliability for continuous 24x7 services.

Telcos and enterprises across North America have benefited from Optibase’s pre-integrated video over IP solutions including W.T. Services, NASA, Fort Leavenworth, Vancouver International Airport and Brigham Young University.

Visitors to the Optibase stand, #415, will see demonstrations of video over IP solutions, and can also talk with Optibase about the current deployments in the United States.

—	MGW HD – Optibase’s top quality H.264 HD encoding and streaming platform makes it is easy to combine HD channels into your program offering. The combination of high quality delivered at low bit rates, makes the MGW HD an ideal solution for Telco operators.

—	Optibase full IPTV solution Demo – Optibase’s IPTV Theater will feature a step-by-step presentation of an MGW platform working within a complete, integrated IPTV headend solution. The demo includes components such as: video-on-demand and middleware, making it easy for operators to deploy their IPTV system.

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in more than 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.